Mail Stop 3-9									September
21,
2004

James McNulty
Secretary
Biovest International Inc.
8500 East Evergreen Blvd., NW
Minneapolis, MN 55433

Re:	Biovest International, Inc.
Preliminary Proxy Statement on Schedule 14A, filed September 13,
2004
File No. 0-11480

      Dear Mr. McNulty:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A
General

1. We note that you are planning to hold your annual meeting on October 21, 2004. Please be advised that the definitive proxy statement must be mailed at least 20 days prior to the meeting.
2. Given that Accentia is currently a 77% owner of the Company, it appears that a vote in favor of the resolutions by Accentia means that the quorum and vote are assured to occur. You should mention this fact in each place where such matters are concerned and within
the disclosure for each proposal.
3. In light of the votes required to approve the resolutions, please
advise us supplementally why the Company has decided to undertake
a
proxy solicitation rather than simply undertaking a written
consent
to pass the proposals.
Increase Number of Authorized Shares (proposal 1), page 3
4. Please identify the reason that the board has decided to amend the
articles of incorporation to increase the number of authorized preferred stock. See Item 11(c).
5. With respect to the shares offered, we note that Item 11(b) of
Schedule 14A requires that you furnish information relating to the securities that are being authorized. In particular, if you are authorizing Preferred stock, you will need to comply with all of the
requirements of Item 11(b).
6. You state that if the shareholders approve the amendment, you will
file a Certificate of Amendment to the Articles of Incorporation. Please disclose where the amendment will be filed.
7. Since you are authorizing additional shares of stock, you are required to disclose the information required in Item 13(a) of
Schedule 14A.  Please revise the schedule to include this
information
or provide us with an analysis explaining why this information is not
required.
Declassification of Board (Proposal 2), p. 4
8. Please explain how declassification will help retain
experienced
members for the Board.  In addition, please expand the discussion to
indicate the extent to which you have experienced difficulty in attracting and retaining board members in the past. Also, please explain how your classified board has decreased cooperation among the board of directors and prevented you from attaining your goals,
and
how the elimination of a classified board will increase
cooperation
and attainment of your objectives.
9. Please revise your disclosure to include the information
required
by Item 19, as applicable.
Election of Directors (Proposal 3), p.5
10. Item 7 of Schedule 14A requires that the Company disclose certain
information relating to the Company directors and executive
officers.
Please revise the proxy statement to include the required disclosures. As just a few examples only, Item 7 requires that the
Company disclose:
*  	Whether any director or executive officer of the Company has an
adverse action with the Company or a material adverse interest with
the Company and
*  	Information required by Items 401 (relating to directors and executive officers of the Company), 404(a) (transactions with management and others) and 404(b) (certain business relationships).

While you have included biographical information in the proposal, we note that your biographical information does not fully conform to the requirements of Item 7. For example, you have not included positions held by officers and directors for the past five years. Please review the requirements of Item 7 and make sure that all necessary revisions are included in the filing.

11. We note proposal 3 refers to one year terms, however proposal two concerns the elimination of a classified board of directors.
If
you currently have a classified board, please advise us supplementally how you currently can proceed with proposal 3. We may have additional comments.

Security Ownership of Certain Beneficial Owners, p.15
12. Please disclose the natural persons who are beneficial owners of
the shares held by   Accentia, Hopkins and MOAB.
	Please amend your proxy statement in response to these comments.
If we have requested additional information as well as an amendment, please provide this information prior to your amendment. You may wish to provide us with marked copies of each amendment to expedite our review. Please furnish a response letter with your amendment or supplemental responses that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please file your cover letters on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      Please contact Zafar Hasan, Attorney-Advisor, at (202) 942-
7381, or John Krug at (202) 942-2979 with any comments or questions regarding this comment letter.

								Sincerely,



								Jeffrey P. Riedler
								Assistant Director




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Biovest International, Inc.
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